UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 4, 2008

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated September 9, 2008
         CDC Software’s Ross Enterprise Helps Largest Catering Company in Hong
         Kong with Rapid Growth and Improved Operational Efficiency

1.02     Press release dated September 16, 2008
         CDC Corporation Increases Adjusted EBITDA Guidance for Second Half of
         2008 by up to 25 Percent

1.03     Press release dated September 22, 2008
         CDC Software’s New Pivotal 6.0 CRM Platform Builds Industry Momentum
         With Aggressive User Adoption

1.04     Press release dated September 23, 2008
         CDC Games Plans To Offer More “Green Online Games” for Emerging Genre
         in China

1.05     Press release dated September 24, 2008
         CDC Corporation In Active Discussions with Several of Its Senior
         Debenture Holders About Possible Partial Early Redemptions and/or
         Other Potential Debenture Modifications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: September 24, 2008	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated September 9, 2008 -- CDC Software’s Ross Enterprise Helps Largest Catering Company in Hong Kong with Rapid Growth and Improved Operational Efficiency
1.02	Press release dated September 16, 2008 -- CDC Corporation Increases Adjusted EBITDA Guidance for Second Half of 2008 by up to 25 Percent
1.03	Press release dated September 22, 2008 -- CDC Software’s New Pivotal 6.0 CRM Platform Builds Industry Momentum With Aggressive User Adoption
1.04	Press release dated September 23, 2008 -- CDC Games Plans To Offer More “Green Online Games” for Emerging Genre in China
1.05	Press release dated September 24, 2008 -- CDC Corporation In Active Discussions with Several of Its Senior Debenture Holders About Possible Partial Early Redemptions and/or Other Potential Debenture Modifications